Support Agreement
Between First Trust Advisors L.P. and Pacific Life Insurance Company

     This Support Agreement (“Agreement”) is made this 1st day of May, 2012, by and between First Trust Advisors L.P., an Illinois limited partnership, having a principal place of business at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187 (“First Trust”), and Pacific Life Insurance Company, organized under the laws of the state of Nebraska, having a principal place of business at 700 Newport Center Drive, Newport Beach, California 92660 (“Participating Insurance Company”).
     Whereas, First Trust is the investment advisor to the funds set forth on Exhibit A (each, a “Fund”), each a series of the First Trust Variable Insurance Trust (the “Trust”);
     Whereas, Participating Insurance Company has entered into a participation agreement with First Trust dated May 1, 2012, whereby the Trust, through First Trust, will make shares of a Fund (“Fund Shares”) available to Participating Insurance Company, who will in turn make Fund Shares available for purchase to its variable insurance accounts (“Accounts”), to fund the benefits of the variable annuity and variable life insurance contracts issued by Participating Insurance Company;
     Whereas, Participating Insurance Company and First Trust wish to enhance the relationship between the parties whereby Participating Insurance Company makes Fund Shares available to its Accounts and provides certain other agreed upon information and services to First Trust, designed to enhance First Trust’s opportunity to expand sales of Fund Shares; and
     Whereas, First Trust and Participating Insurance Company desire to enter into this Agreement to specify certain payments from First Trust to Participating Insurance Company with regard to the relationship and services provided.
     Now, Therefore, First Trust and Participating Insurance Company hereby agree as follows:
     1. Relationship Enhancement Services Provided by Participating Insurance Company. In connection with its efforts to make Fund Shares available to its Accounts, Participating Insurance Company shall provide to First Trust certain relationship enhancement services as may be requested by First Trust from time to time and as may be mutually agreed upon by the parties, all upon the terms and conditions set forth herein.
     2. Compensation. First Trust agrees to make quarterly payments to Participating Insurance Company of .025% of the daily average net assets of the fund identified on Exhibit A, payable no later than the 15th of the first month of each calendar quarter (the “Support Fee”). First Trust agrees to make payments beginning as of the date of this Agreement and on a calendar quarterly basis thereafter. First Trust and Participating Insurance Company understand, acknowledge and agree that payment of the Support Fee: (i) is not conditioned upon Participating Insurance Company meeting particular sales goals, assets volumes or revenue targets in connection with its sales of Fund Shares to the Accounts; (ii) does not entitle the Fund

Shares to exclusive or preferential treatment, access or participation within Participating Insurance Company’s distribution channels; and (iii) does not entitle the Fund Shares to inclusion on any “preferred,” “recommended” or “select” list, nor does it provide for preferential consideration in investment recommendations made to Participating Company’s Accounts. First Trust acknowledges that Participating Insurance Company may charge amounts in addition to the amounts described above for First Trust’s participation at Participating Insurance Company’s internal events, including seminars, conferences and meetings, and for expenses associated with certain of the services.
     3. Disclosure.
          (a) First Trust represents and warrants that payment of the Support Fee will be made from its own revenues, profits or retained earnings, which may include lawful profits from its duties and responsibilities as investment advisor to a Fund, and not directly from the assets of a Fund, investment company or other entity subject to regulation under the Investment Company Act of 1940. First Trust hereby represents, warrants and covenants that (i) it shall make such disclosures (if any) as are required, upon the reasonable advice of counsel, to comply, in all material respects with all applicable laws and rules (the “Required Disclosure”); and (ii) First Trust shall provide Participating Insurance Company with a current copy of the Required Disclosure and prompt notice of any material amendment to the Required Disclosure in any Fund prospectus.
          (b) Participating Insurance Company hereby represents, warrants and covenants that it shall (i) at its discretion, make a general reference in its prospectus that payments are received from First Trust, and (ii) otherwise comply, in all material respects, with all applicable laws and rules. These payments shall not be used by Participating Insurance Company to pay compensation to its financial advisors or to provide additional, direct incentives for a financial advisor to offer Fund Shares.
     4. Amendment. This Agreement may be amended by mutual agreement signed by both parties.
     5. Termination. The Agreement shall continue for successive quarterly periods unless either party terminates the agreement upon 60 days’ prior written notice. Termination of this Agreement will not affect the obligation of the parties accruing under this Agreement prior to such termination. First Trust and Participating Insurance Company acknowledge and agree that the quarterly payment due from First Trust hereunder shall accrue on a daily basis, and thus if the Agreement is terminated prior to the end of any calendar quarter as to which First Trust has paid the quarterly payment, Participating Insurance Company shall promptly refund the applicable pro rata portion of the quarterly fee that has not yet accrued.

     In Witness Whereof, each of the parties hereto has caused this Agreement to be executed by a duly authorized representative thereof as of the date first above written.

First Trust Advisors L.P.
By:	/s/ Mark R. Bradley
	Name:	Mark R. Bradley
	Title:	CFO & COO

Pacific Life Insurance Company
By:	/s/ Anthony J. Dufault
	Name:	Anthony J. Dufault
	Title:	Assistant Vice President

	Attest:	/s/ Jane M. Guon
Jane M. Guon
Corporate Secretary

Exhibit A
Funds
First Trust/Dow Jones Dividend & Income Allocation Portfolio